Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings (Loss)
(Unaudited)

	Nine Months Ended July 31,		Three Months Ended July 31,

	2007	2006	2007	2006
Net Income (Loss)	$1,019,248	$414,854	$370,656	$179,450

BASIC EARNINGS:
Weighted average number of common shares outstanding	5,528,708	5,529,830	5,528,708	5,529,830

Basic earnings (loss) per common share	$.18	$.08	$.07	$.03

DILUTED EARNINGS:
Weighted average number of common shares outstanding	5,528,708	5,529,830	5,528,708	5,529,830
Warrants - common stock equivalents	0	0	0	0

Weighted average number of common shares outstanding - as adjusted	5,528,708	5,529,830	5,528,708	5,529,830

Diluted earnings (loss) per common share	$.18	$.08	$.07	$.03